UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42776

Polibeli Group Ltd

(Exact name of registrant as specified in its charter)

Landmark Pluit Tower D 5th & 6th Floor.
Jl. Pluit Selatan Raya, Pluit, Penjaringan,
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F  ☐

Polibeli Enters into AI Computing and Related Technical Services Framework Agreement with Taiwan Customer

On November 12, 2026, an indirect subsidiary (the “Provider”) of Polibeli Group Ltd (NASDAQ: PLBL) (“Polibeli” or the “Company”), entered into an AI Computing and Related Technical Services Framework Agreement (the “Framework Agreement”) with a company incorporated in Taiwan (the “Customer”). The Framework Agreement establishes contractual arrangements for cooperation in AI computing and related technical services, including cloud computing, model access, AI model hosting and inference, model deployment and related technical support.

The specific scope of services, fees, methods of access and delivery terms will be set out in purchase orders separately signed by the parties, subject to the Framework Agreement, applicable supplier agreements and model license terms.

Based on the computing capacity and pricing terms set out in the Framework Agreement, and assuming that all such capacity is subscribed for under signed purchase orders and that the corresponding services are provided for their full respective five-year terms, the illustrative aggregate base AI service fees would be approximately US$448.5 million, excluding applicable taxes. Fees for other optional AI technical services will be separately determined under purchase orders actually signed. This amount is a scenario-based calculation only and does not represent committed orders, order backlog or a revenue forecast. Actual purchases and realized service fees may be materially lower, and there is no assurance that any purchase orders will be signed or any service fees will be realized.

The Framework Agreement also contains provisions regarding service levels, confidentiality, data security, export controls and sanctions, continuing customer eligibility, suspension, termination and limitations of liability and other reasonable and customary terms.

Forward-Looking Statements

This report on Form 6-K contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “targets,” “projects,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “potential,” “continue,” and similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements.

This report on Form 6-K contains forward-looking statements regarding the possible execution of purchase orders under the Framework Agreement, the scope, timing and duration of any services to be provided, the Provider’s ability to perform its obligations, the illustrative calculation and potential realization of base AI service fees, fees for optional AI technical services, and the Company’s AI computing and related technical services business plans. These statements are based on the Company’s current plans, assumptions, beliefs and expectations and involve risks and uncertainties.

Actual results and the timing of events may differ materially from those expressed or implied by these forward-looking statements. Relevant risks and uncertainties include whether the parties enter into any purchase orders and the quantity and scope of any services ordered; the Customer’s demand; payment and continuing compliance with contractual eligibility requirements; the availability of funding, upstream computing resources and necessary model licenses; supplier, equipment manufacturer and facility operator performance; procurement, delivery, deployment and acceptance testing; the duration and expiry of upstream services and model licenses; technical, operational, cybersecurity and data-security matters; changes in applicable laws, export controls and sanctions; and suspension or termination of the Framework Agreement or any purchase orders. There can be no assurance that any purchase orders will be signed, that any services will commence or continue for their full terms, or that any or all of the illustrative service fees will be realized. Further information regarding risks and uncertainties is included in the Company’s filings with the SEC. The forward-looking statements speak only as of the date of this report, and the Company undertakes no obligation to update or revise them, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polibeli Group Ltd

	By:	/s/ Fucheng Yan
Name: Fucheng Yan
Title: Chairman and Director

Date: November 12, 2026

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